                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                             (Amendment No. ____)*



                          Tuesday Morning Corporation
________________________________________________________________________________
                               (Name of Issuer)


                    Common Stock, par value $.01 per share
________________________________________________________________________________
                         (Title of Class of Securities)


                                   89903710
        _______________________________________________________________
                                (CUSIP Number)

                                                    Copy to:
    Benjamin D. Chereskin                           Carter W. Emerson, P.C.
    Madison Dearborn Partners, Inc.                 Kirkland & Ellis
    Three First National Plaza                      200 E. Randolph Drive
    Chicago, Illinois 60602                         Chicago, Illinois 60601
    312/732-5115                                    312/861-2000
________________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                August 13, 1997
        _______________________________________________________________
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following pages)

                              Page 1 of 14 Pages

-----------------------                                  ---------------------
  CUSIP NO. 89903710                 13D                   PAGE 2 OF 14 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1
      Madison Dearborn Capital Partners II, L.P.

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      Not Applicable
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0 (See Item 5)

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          3,896,757 (See Item 5)
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0 (See Item 5)

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          3,896,757 (See Item 5)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      3,896,757 (See Item 5)

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      32.6% (See Item 5)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      PN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                  ---------------------
  CUSIP NO. 89903710                 13D                   PAGE 3 OF 14 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1
      Madison Dearborn Partners II, L.P.

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      Not Applicable
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0 (See Item 5)

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          3,896,757 (See Item 5)
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0 (See Item 5)

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          3,896,757 (See Item 5)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      3,896,757 (See Item 5)

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      32.6% (See Item 5)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      PN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                  ---------------------
  CUSIP NO. 89903710                 13D                   PAGE 4 OF 14 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1
      Madison Dearborn Partners, Inc.

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      Not Applicable
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0 (See Item 5)

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          3,896,757 (See Item 5)
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0 (See Item 5)

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          3,896,757 (See Item 5)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      3,896,757 (See Item 5)

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      32.6% (See Item 5)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.    Security and Issuer.
           -------------------

     The name of the issuer is Tuesday Morning Corporation (the "Issuer"). The address of the Issuer's offices is 14621 Inwood Rd., Dallas, Texas 75244. This
Schedule 13D Statement (this "Statement") relates to the Issuer's Common Stock, $.01 par value (the "Common Stock").

Item 2.    Identity and Background.
           -----------------------

     This Statement is being jointly filed by each of the following persons pursuant to Rule 13d-1(f) promulgated by the Securities and Exchange Commission (the "Commission") pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"): (i) Madison Dearborn Partners II, L.P., a Delaware limited partnership ("MDP"), by virtue of its direct beneficial ownership of options exercisable for shares of Common Stock covered by this Statement ("Options"); (ii) Madison Dearborn Capital Partners II, L.P., a Delaware limited partnership ("MDCP"), by virtue of MDP being its general partner and MDP having acquired beneficial ownership of the Options to facilitate the acquisition of the Issuer by MDCP; and (iii) Madison Dearborn Partners, Inc., a Delaware corporation ("MDP, Inc."), by virtue of it being the general partner of MDP. MDCP, MDP and MDP, Inc. are collectively referred to herein as the "Reporting Persons." Dispositive and voting power of securities owned by MDP is shared by MDP, Inc. and an advisory committee of limited partnership of MDP (the "L.P. Committee"). Appendix A, which is incorporated herein by reference, sets forth the following information with respect to each member of the L.P. Committee: (i) name, (ii) address of principal business office; and (iii) citizenship. Appendix B, which is incorporated herein by reference, sets forth the same information for the director of MDP, Inc.

     Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of information given by another Reporting Person. By their signature on this Statement, each of the Reporting Persons agrees that this Statement is filed on behalf of such Reporting Person.

     The Reporting Persons may be deemed to constitute a "group" for purposes of
Section 13(d)(3) of the Act.  The Reporting Persons

                              Page 5 of 14 Pages
expressly disclaim that they have agreed to act as a group other than as described in this Statement.

     The Reporting Persons are engaged in the private equity investment business. The address of the principal business and principal office of each of the Reporting Persons is Three First National Plaza, Suite 1330, Chicago, Illinois 60602.

     During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     During the past five years, none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.    Source and Amount of Funds or Other Consideration.
           -------------------------------------------------

     MDCP is a private equity investment fund. The Options were purchased by MDP, in its capacity as general partner for MDCP, for an aggregate purchase price of $2,000.00 pursuant to option agreements, dated as of August 13, 1997, by and between MDP and each of Messrs. Lloyd L. Ross (Chairman and Chief Executive Officer of the Issuer) and Jerry M. Smith (President and Chief Operating Officer of the Issuer) (the "Option Agreements"). Copies of the Option Agreements are attached hereto as Exhibit A and are incorporated herein by reference. The Options were purchased with the internal funds of the Reporting Persons. No decision has been made at this time as to the source of funds for any exercise of the Options which may occur in the future. Potential sources include internal funds of the Reporting Persons and/or borrowings from one or more sources yet to be identified.

Item 4.    Purpose of Transaction.
           ----------------------

     MDP and the Issuer have entered into a letter of intent, dated as of August 13, 1997 (the "Letter of Intent"), pursuant to which MDP, on MDCP's behalf, will study and pursue a possible acquisition in which MDP would acquire all of the outstanding Common Stock of

                              Page 6 of 14 Pages
the Issuer pursuant to a tender offer and/or merger between the Issuer and a direct or indirect subsidiary of MDP, or a recapitalization of the Issuer having the same effect, in which the Issuer's shareholders other than MDP would receive cash in the amount of $25.00 per share of Common Stock (the "Proposed Acquisition"). In connection with the Letter of Intent, the Option Agreements were executed to grant MDP the Options. A copy of the Letter of Intent is attached hereto as Exhibit B and is incorporated herein by reference.

Item 5.    Interest in Securities of the Issuer.
           ------------------------------------

     The Options are exercisable to purchase up to 3,896,757 shares of Common Stock at a price per share of $25.00 in cash. The Options cover 2,753,157 shares of Common Stock which are presently outstanding and 1,143,600 shares of Common Stock issuable upon exercise of stock options held by Messrs. Lloyd L. Ross and Jerry M. Smith. The Reporting Persons also have received a proxy to vote the shares which are the subject of the Options on matters relating to the Proposed Acquisition. MDCP may be deemed to be the beneficial owner of the Options, and such beneficial ownership would represent approximately 32.6% of the Common Stock outstanding at August 13, 1997 (assuming exercise of the Options). MDP is the general partner of MDCP and exercises investment and voting control over securities owned by MDCP. Investment and voting control over securities owned by MDCP is shared at MDP by the L.P. Committee, the members of which are listed on Appendix A of this Statement, and by MDP, Inc., the general partner of MDP. The director of MDP, Inc. is set forth on Appendix B of this Statement. Thus, by virtue of the investment and voting control exercised by MDP as general partner of MDCP and shared by members of the L.P. Committee and MDP, Inc., each of the Reporting Persons may be deemed to beneficially own the Options.

     The filing of this Statement shall not be construed as an admission by MDCP, MDP, MDP, Inc., or any member of the L.P. Committee that such person is, for the purpose of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities covered by this Statement.

     All such ownership percentages of the securities reported herein are based upon 11,945,716 shares of Common Stock outstanding as of June 30, 1997, as disclosed in the Issuer's 10-Q filed with

                              Page 7 of 14 Pages
the SEC on August 8, 1997 for the fiscal quarter ended June 30, 1997.

     There have been no transactions by the Reporting Persons in the Options during the past 60 days which are required to be reported in this Statement.

     No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the Common Stock underlying the Options owned beneficially by any of the Reporting Persons.

Item 6.   Contracts, Arrangements, Understandings or Relationships With Respect
          ---------------------------------------------------------------------
          to Securities of the Issuer.
          ---------------------------

     Reference is made to the information disclosed under Items 2, 3 and 4 of this Statement which is incorporated by reference in response to this Item.

Item 7.   Materials to be Filed as Exhibits.
          ---------------------------------

          Exhibit A:  Option agreements, dated as of August 13, 1997, by and between MDP and each of Messrs. Lloyd L. Ross and Jerry
                      M. Smith

          Exhibit B:  Letter of intent, dated as of August 13, 1997, by and between Issuer and MDP.

          Exhibit C:  Agreement of Joint Filing, dated as of August 22, 1997, among MDCP, MDP and MDP, Inc.

                              Page 8 of 14 Pages

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: August 22, 1997

                              Madison Dearborn Capital Partners II, L.P.
                              By: Madison Dearborn Partners II, L.P.
                              Its: General Partner
                              By: Madison Dearborn Partners, Inc.
                              Its: General Partner



                              By:   /s/ Benjamin D. Chereskin
                                   ----------------------------
                              Print Name: Benjamin D. Chereskin
                              Title: Vice President

                              Page 9 of 14 Pages

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: August 22, 1997

                              Madison Dearborn Partners II, L.P.
                              By: Madison Dearborn Partners, Inc.
                              Its: General Partner



                              By:   /s/ Benjamin D. Chereskin
                                   ----------------------------
                              Print Name: Benjamin D. Chereskin
                              Title: Vice President

                              Page 10 of 14 Pages

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: August 22, 1997

                              Madison Dearborn Partners, Inc.


                              By:   /s/ Benjamin D. Chereskin
                                   ----------------------------
                              Print Name: Benjamin D. Chereskin
                              Title: Vice President

                              Page 11 of 14 Pages

                                   APPENDIX A

                         Members of the L.P. Committee
                                       of
                       Madison Dearborn Partners II, L.P.
                       ----------------------------------

                                Address of Principal
Name                            Business Office                Citizenship
----                            ---------------                -----------

John A. Canning, Jr.            Three First National Plaza     United States
                                Suite 1330
                                Chicago, IL 60602

Paul J. Finnegan                Three First National Plaza     United States
                                Suite 1330
                                Chicago, IL 60602

William J. Hunckler,III         Three First National Plaza     United States
                                Suite 1330
                                Chicago, IL 60602

Samuel M. Mencoff               Three First National Plaza     United States
                                Suite 1330
                                Chicago, IL 60602

Paul R. Wood                    Three First National Plaza     United States
                                Suite 1330
                                Chicago, IL 60602

Justin S. Huscher               Three First National Plaza     United States
                                Suite 1330
                                Chicago, IL 60602

Benjamin D. Chereskin           Three First National Plaza     United States
                                Suite 1330
                                Chicago, IL 60602

Thomas R. Reusche               Three First National Plaza     United States
                                Suite 1330
                                Chicago, IL 60602

James N. Perry, Jr.             Three First National Plaza     United States
                                Suite 1330
                                Chicago, IL 60602

                              Page 12 of 14 Pages

Nicholas W. Alexos              Three First National Plaza     United States
                                Suite 1330
                                Chicago, IL 60602

Timothy P. Sullivan             Three First National Plaza     United States
                                Suite 1330
                                Chicago, IL 60602

Gary J. Little                  Three First National Plaza     United States
                                Suite 1330
                                Chicago, IL 60602

David F. Mosher                 Three First National Plaza     United States
                                Suite 1330
                                Chicago, IL 60602

Robin P. Selati                 Three First National Plaza     United States
                                Suite 1330
                                Chicago, IL 60602

                              Page 13 of 14 Pages

                                   APPENDIX B

                  Director of Madison Dearborn Partners, Inc.
                  -------------------------------------------

                          Address of Principal
Name                      Business Office                       Citizenship
----                      ---------------                       -----------

John A. Canning, Jr.      Three First National Plaza            United States
                          Suite 1330
                          Chicago, IL 60602

                              Page 14 of 14 Pages

                                                                       EXHIBIT A
                                                                       ---------

                       MADISON DEARBORN PARTNERS II, L.P.
                           Three First National Plaza
                            Chicago, Illinois 60602


                                August 13, 1997


Mr. Lloyd L. Ross
14621 Inwood Road
Dallas, Texas 75244

Dear Mr. Ross:

          This letter will set forth the mutual agreement between Madison Dearborn Partners II, L.P. ("Buyer") and you (you are sometimes referred to in this letter as the "Shareholder") regarding the possible purchase of the 3,192,057 shares of Common Stock (the "Option Shares") of Tuesday Morning Corporation (the "Company") directly or indirectly beneficially held by you (including 450,000 shares issuable upon exercise of stock options). On the basis of this Agreement and our preliminary review of the Company, Buyer has made a preliminary nonbinding proposal to the Company and has agreed to study and pursue making a Bona Fide Proposal (as such term is defined in a letter agreement between the Buyer and the Company of even date herewith). The preliminary nonbinding proposal contemplates that Buyer would acquire all of the outstanding Common Stock of the Company pursuant to a tender offer and/or merger between the Company and a direct or indirect subsidiary of Buyer, or a recapitalization of the Company having the same effect, in which the Company's shareholders other than Buyer would receive cash in the amount of $25.00 per share (the "Transaction"). In consideration of the foregoing, the parties agree as follows:

          1.   Grant of Option.

               (a) Shareholder hereby grants to Buyer an irrevocable option (the "Option") to purchase all of the Option Shares in the manner and at the purchase price set forth in Sections 2 and 3 of this Agreement. In consideration of the grant of the Option, Buyer agrees to pay Shareholder the sum of $1,000.

               (b) Shareholder shall immediately deliver certificates for the Option Shares (other than the 800,000 shares pledged to NationsBank of Texas, N.A. (the "Pledged Shares") and the shares issuable upon exercise of stock options) to Buyer for legending. After appropriate legends have been affixed, Buyer shall immediately deliver such certificates to NationsBank of Texas N.A. ("NationsBank") to be held in escrow until such time as either (i) Buyer exercises the Option or (ii) the Option expires unexercised. Shareholder shall also make arrangements with NationsBank, which arrangements shall be reasonably satisfactory to Buyer, regarding (i) the legending and escrow of the Pledged Shares and (ii) repayment of the related debt obligation and release of the Pledged Shares from the bank's lien upon exercise of the Option. NationsBank shall hold the certificates representing the Option Shares pursuant to an escrow agreement which is mutually satisfactory to Buyer and Shareholder. The fees and expenses of NationsBank as escrow agent shall be shared evenly by Buyer, on the one hand, and Shareholder and Mr. Jerry Smith, on the other hand.

               (c) In the event that the Shareholder exercises any stock options, the shares issued upon such exercise shall be treated as Option Shares and subject to the rights of Buyer under this Agreement. The Shareholder shall be required to exercise all vested options if requested by Buyer in connection with Buyer's exercise of this Option under Section 2 below.

               (d) The Shareholder shall promptly take all necessary actions to cause the shares of Common Stock held by his family limited partnership to become subject to Buyer's option under this Agreement (through documentation reasonably acceptable to Buyer).

          2.   Exercise of Option.

               (a) The Option may be exercised by Buyer in whole at any time after the date of and before termination of this Agreement, provided that the closing pursuant to this Section 2 must occur on or prior to the Termination Date as defined in Section 8(a) (unless the Option is extended as provided in Section 8(b)). In the event Buyer wishes to exercise the Option, Buyer shall send a written notice to Shareholder (the "Exercise Notice") specifying the place, date and time for the closing of such purchase; provided that the closing shall occur on or prior to the third business day after the Exercise Notice is given (or, if later, on the third business day after all governmental clearances necessary for the closing have been obtained).

               (b) Buyer shall deliver an exercise notice under its option agreement with Mr. Jerry M. Smith concurrently with its delivery of an Exercise Notice to the Shareholder.

               (c) Buyer's obligation to purchase the Option Shares upon any exercise of the Option shall be subject to (i) the truth and correctness in all material respects of Shareholder's representations and warranties contained in this Agreement as of the date specified for the closing of such purchase as though then made, (ii) the compliance by Shareholder in all material respects with each covenant and agreement contained in this Agreement, (iii) the expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "Hart-Scott Act"), and
     (iv) no injunction or restraining order prohibiting the purchase of the Option Shares being in effect. Upon request of Buyer, Shareholder shall promptly take all action required to effect all necessary filings by Shareholder under the Hart-Scott Act, and Buyer and Shareholder shall each use commercially reasonable efforts to obtain all consents and approvals necessary for the closing of the exercise of the Option.

               (d) At the closing, Shareholder will deliver to Buyer a certificate certifying the truth and correctness of Shareholder's representations and warranties contained in this Agreement as if made on the date of closing, and Buyer will deliver to Shareholder an officer's certificate certifying the truth and correctness of Buyer's representations and warranties contained in this Agreement as if made on the date of closing. No right to damages on the basis of breach of a representation or warranty shall be deemed to arise as a result of the entry of an Order as defined in Section 8(b).

          3. Purchase of Option Shares. At the closing under Section 2 of this Agreement, Shareholder, subject to the provisions hereof, shall deliver to Buyer the certificate or certificates representing the number of Option Shares being purchased in proper form for transfer, and Buyer will, subject to the provisions hereof, purchase such Option Shares at a price of $25.00 per Option Share in cash (the "Exercise Price"). Any payment made by Buyer pursuant to this paragraph shall be made by wire transfer of immediately available funds.

          4. Certain Option Adjustments. In the event of any dividend or distribution on the Company Common Stock or any change in the issued and outstanding shares of Company Common Stock by reason of any stock dividend, split-up, combination, recapitalization, merger or other change in the corporate or capital structure of the Company, Buyer shall be entitled to receive, upon exercise of the Option and upon payment of the Exercise Price, the stock or other securities, cash or property which Shareholder received or is entitled to receive as a consequence of such dividend, distribution or change.

          5.   Representations and Warranties of Buyer; No Solicitation of Sale.

               (a) Buyer represents and warrants to Shareholder that (i) Buyer is a corporation duly incorporated and in good standing under the laws of the State of Delaware and has the requisite corporate power to enter into and perform this Agreement; (ii) this Agreement has been duly authorized by all necessary corporate action on the part of Buyer and constitutes a legal, valid and binding obligation of

     Buyer, enforceable in accordance with its terms; (iii) Buyer is not subject to or obligated under any provision of (A) its Certificate of Incorporation or By-Laws, (B) any contract, (C) any license, franchise or permit, or (D) any order, judgment or decree, which would be breached or violated by its execution, delivery and performance of this Agreement and the consummation by it of the transactions contemplated hereby, other than any such breaches or violations which will not, individually or in the aggregate, have a material adverse effect on the business, operations or financial condition of Buyer; (d) other than in connection with or in compliance with the provisions of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the Hart-Scott Act and the securities or blue sky laws of the various states, no authorization, consent or approval of, or filing with, any public body, court or authority is necessary on the part of Buyer for the consummation by Buyer of the transactions contemplated by this Agreement, except for such authorizations, consents, approvals and filings as to which the failure to obtain or make would not, individually or in the aggregate, have a material adverse effect on the business, operations or financial condition of Buyer; and (e) if Buyer exercises the Option, it will purchase the Option Shares without any view to the subsequent disposition thereof otherwise than in accordance with applicable securities laws.

               (b) Prior to the exercise or termination of the Option, Buyer shall not solicit the sale of all or any substantial part of the Company's stock, assets or business or of the Option to any other party.

          6. Representations and Warranties of Shareholder; Restriction on Transfer.

               (a) Shareholder represents and warrants to Buyer that (i) Shareholder has full power and authority to enter into and perform this Agreement; (ii) this Agreement has been duly executed by Shareholder and constitutes a legal, valid and binding obligation of Shareholder, enforceable in accordance with its terms; (iii) Shareholder is not subject to or obligated under any provision of (A) any contract, (B) any license, franchise or permit, or (C) any order, judgment or decree which would be breached or violated by his execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby;
     (iv) other than in connection with or in compliance with the provisions of the Exchange Act, the Hart-Scott Act, and the securities or blue sky laws of the various states, no authorization, consent or approval of, or any filing with, any public body or authority is necessary for consummation by Shareholder of the transactions contemplated by this Agreement; (v) the Option Shares are not subject to any lien, encumbrance, security interest, charge, option or warrant other than pursuant to this Agreement (except that the Pledged Shares are subject to a lien held by NationsBank); (vi) when delivered by Shareholder to Buyer upon exercise of the Option, good, legal and valid title in and to the Option Shares will be vested in Buyer, free and clear of any claims, liens, encumbrances, security interests and charges of any nature whatsoever (other than any such claims, liens, encumbrances, security interests or charges created solely by actions of Buyer, or arising out of contracts created by Buyer, and assuming all action required solely by Buyer to vest itself with good, legal and valid title in and to the Option Shares have been taken); (vii) the Option Shares constitute all of the Company Common Stock over which Shareholder possesses beneficial ownership or dispositive or voting power;
     (viii) to the best of Shareholder's knowledge and belief all reports filed by the Company with the Securities and Exchange Commission were each, as of their respective filing dates, complete and correct in all material respects and did not contain any untrue statements of material facts or omit to state material facts necessary to make the statements made, in light of the circumstances under which they were made, not misleading; and
     (ix) to the best of Shareholder's knowledge and belief, all statements and information made or given by the Company to its independent auditors in connection with their audit, or review, as the case may be, of the financial statements contained in the reports referred to in Section 6(a)(viii) were, when given or made, complete and correct and did not contain any untrue statements of material facts or omit to state material facts necessary to make the statements made, in light of the circumstances under which they were made, not misleading. The representations and warranties of Shareholder contained in clauses (viii) and (ix) of this
     Section 6(a) and any certificate confirming such representations and warranties shall terminate upon the exercise of the Option; all other representations and warranties shall survive the exercise of the Option.

               (b) Until and unless this Agreement has been terminated, Shareholder shall not sell, exchange, pledge, encumber or otherwise transfer or dispose of, or agree to sell, exchange, pledge, encumber or otherwise transfer or dispose of, any Option Shares, or any interest therein, except as permitted by this Agreement and except that Shareholder may during the 180-day period described in Section 8(a)(iii) sell to the public in transactions complying with Rule 144 as presently in force under the Securities Act of 1933 not more than 120,000 Option Shares so long as he (i) first offers, at least two business days before the proposed sale, to sell the Option Shares to be sold to Buyer (or its designated affiliate) at a price equal to the anticipated sale proceeds of such shares, net of brokerage commissions, and (ii) if the Option Shares are not purchased by Buyer (or one of its affiliates) pursuant to clause (i), makes arrangements reasonably satisfactory to Buyer to pay to Buyer (or its designated affiliate) the excess if any of the sale proceeds from the Rule 144 sale, net of brokerage commissions, over $25.00 per share.

          7.   Irrevocable Proxy; Agreement to Tender.

               (a) Shareholder hereby appoints Buyer and the officers of Buyer, and each of them, with full power of substitution in the premises, his proxy to vote all Option Shares at any meeting, general or special, of the shareholders of the Company for the purpose of (i) approving the Transaction, (ii) considering any issue or matter relating to, or necessary or desirable for consummation of, the Transaction or (iii) considering any issue or matter which, in the judgment of Buyer, would hinder or adversely affect consummation of the Transaction (including without limitation any issue or matter relating to any Acquisition Proposal). The foregoing notwithstanding, this proxy shall only be effective (i) if and when the Transaction has been approved by the Company's board of directors (provided that any subsequent reversal of approval of the Transaction, withdrawal of support for the Transaction or recommendation of an Acquisition Proposal shall not terminate this proxy) and (ii) if the value to the Company's shareholders in the Transaction is at least $25.00 per share.

               (b) Shareholder hereby appoints Buyer and the proper officers of Buyer, and each of them, with full power of substitution in the premises, his true and lawful attorneys-in-fact to execute one or more consents or other instruments from time to time in order to take such actions informally in connection with the matters described in Section 7(a), without the necessity of a meeting of the shareholders of the Company

               (c) The proxy and power of attorney granted herein shall be irrevocable during the term of this Agreement, shall be deemed to be coupled with an interest and shall revoke all prior proxies and powers of attorney granted by Shareholder.

               (d) Shareholder shall not grant any proxy or power of attorney to any person which conflicts with the proxy and power of attorney granted herein and any attempt to do shall be void.

               (e) If the potential transaction includes a tender offer by Buyer or one of its affiliates at least $25.00 per share in cash for all of his shares (the "Offer"), the Shareholder hereby agrees to validly tender (and not to withdraw) pursuant to and in accordance with the terms of the Offer, not later than the fifth business day after commencement of the Offer, the Option Shares. The Shareholder hereby acknowledges and agrees that the offeror's obligation to accept for payment and pay for Option Shares in the Offer will be subject to the terms and conditions of the Offer.

               (f) The Shareholder hereby agrees to permit Buyer and its affiliates to publish and disclose in the Offer documents and, if Company stockholder approval is required under applicable law, any proxy statement in connection therewith (including all documents and schedules filed with the Securities and Exchange Commission) his identity and ownership of the Option Shares and the nature of his commitments, arrangements and understandings under this Agreement.

               (g) The Shareholder hereby waives any rights of appraisal or rights to dissent from the Transaction that the Shareholder may have.

          8.   Termination.

               (a) Unless the Option has been previously exercised or extended as provided in Section 8(b), this Agreement shall terminate at 5:00 p.m. Chicago time on (the "Termination Date") the first to occur of (i) the date of Buyer's notification to the Company, of which it will send a copy to Shareholder, to the effect that Buyer is no longer interested in pursuing a possible acquisition of the Company, (ii) September 30, 1997 if Buyer has not by such time made a Bona Fide Proposal, (iii) if the Buyer has made a Bona Fide Proposal by the date specified in clause (ii) above, the later of
     (A) 180 days after the date Buyer's Proposal was made (or, if later, 180 days after the date of the Definitive Agreement) or (B) if an Acquisition Proposal is made or announced, then 360 days after the date Buyer's Proposal was made (or, if later, 360 days after the date of the Definitive Agreement) or (iv) the date on which the Definitive Agreement terminates in accordance with its terms due to mutual agreement of the parties thereto or breach by Buyer or its affiliates of the Definitive Agreement or the entry of a final nonappealable order permanently enjoining the acquisition of the Company pursuant to the Definitive Agreement. The time periods set forth in clauses (ii) and (iii) shall be extended by an amount of time equal to any delay due, in the reasonable judgment of Buyer, to (x) lack of cooperation by the Company after notice by Buyer to the Company of such lack of cooperation or (y) failure by the Company to negotiate a transaction in good faith after notice by Buyer to the Company of such failure. The time period in clause (iii) shall be extended by an amount of time equal to any delays beyond the reasonable control of Buyer in obtaining any required regulatory approvals in connection with the transaction. As used herein, "Acquisition Proposal" means any proposal or offer for a sale of all or any substantial part of the Company's stock, assets or business in any form of transaction other than to Buyer or one of its affiliates, which proposal in the reasonable judgment of Buyer (A) is reasonably capable of being completed and (B) would, if consummated, be at least as favorable to the Company's stockholders as the transaction described in the Bona Fide Proposal. As used herein, "Definitive Agreement" means the definitive acquisition agreement which may be entered into between the Company and the Buyer (or one of its Affiliates).

               (b) Notwithstanding anything in this Agreement to the contrary, the Termination Date and period during which the Option is exercisable can be extended, by the Buyer's election, by up to three months after the date this Agreement would otherwise terminate, if on the date this Agreement would otherwise terminate, a temporary restraining order or a preliminary or permanent injunction order entered by any court restrains or prohibits the exercise of the Option by Buyer (collectively an "Order"). Buyer and Shareholder shall use commercially reasonable efforts to cause any such Order to be vacated or dissolved promptly. Buyer's election to extend the Option as provided in the preceding sentence shall be made in writing to Shareholder no later than the close of business on the Termination Date. Upon the making of such election, Buyer shall place into escrow (pursuant to an escrow agreement and with a bank mutually satisfactory to Buyer and Shareholder acting as escrow agent) by wire transfer the Exercise Price in immediately available funds, against concurrent deposition in escrow by the Shareholder of a certificate or certificates representing the Option Shares in proper form for transfer. All funds placed in escrow shall be invested in interest bearing accounts or instruments. Such escrow agreement shall provide that the funds and documents placed in escrow shall be distributed in the following manner:

                    (i) if written notice is received by the escrow agent from Buyer prior to the Termination Date, as extended, to the effect that the Order has been vacated or dissolved, and that Buyer has provided Shareholder with such notice at least three business days prior to providing such notice to the escrow agent, then within two business days thereafter, the escrow agent shall distribute the Option Shares in proper form for transfer to the Buyer and the escrowed funds with interest earned thereon to the Shareholder; and

                    (ii) if the escrow agent shall not have received the notice described in the preceding clause prior to the Termination Date, as extended, then on the first business day after the Termination Date, as extended, it shall distribute the escrowed funds together with interest earned thereon to the Buyer and distribute the Option Shares to the Shareholder.

          If the Order has been vacated or dissolved prior to the close of business on the Termination Date, as extended, the Option shall be deemed to have been exercised as of the date such Order was vacated or dissolved.

          9. Expenses. All costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expenses.

          10. Certain Covenants. Shareholder agrees to use his reasonable best efforts (i) after the Company and Buyer reach a definitive agreement with respect to the Transaction and the board agrees to recommend such agreement, to support, encourage and facilitate the Transaction and to negotiate and enter into a reasonable post-closing consulting agreement, and (ii) to assure that Buyer and its representatives and agents have reasonable access to the Company's facilities, employees, books and records, subject to any confidentiality agreement executed by Buyer or any of its affiliates. Nothing in this Section 10 shall require Shareholder to take or fail to take any action which, on the oral advice of counsel reasonably acceptable to Buyer, would, as a matter of law, have a significant probability of causing a breach of any fiduciary duty of Shareholder to the Company. Shareholder agrees to provide reasonable notice to Buyer in advance of taking or failing to take any action on the basis that such action would breach his fiduciary duty and to make such counsel available to discuss with counsel for Buyer the basis for its opinion to Shareholder.

          11. Amendment; Assignment. This Agreement may not be modified, amended, altered or supplemented except by a writing signed by Buyer and Shareholder. No party to this Agreement may assign any of its rights or obligations under this Agreement without the prior written consent of the other parties hereto, except that the rights and obligations of Buyer hereunder may be assigned by Buyer to any affiliate of Buyer or any company to which Buyer or its affiliates have provided or will provide substantial financing, but no such transfer shall relieve Buyer of its obligations hereunder if such transferee does not perform such obligations.

          12. Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given in person, by telegram or facsimile (receipt verified), or sent by registered or certified mail (postage prepaid, return receipt requested), and shall be deemed to have been duly given if so given, to the respective parties as follows:

          To Shareholder at the address set forth on page 1 of this Agreement, with a copy to:

                             _____________________
                             _____________________
                             _____________________
                             _____________________
                             _____________________

          To Buyer at the address set forth on page 1 of this Agreement to the attention of William J. Hunckler III with a copy to:

                             Carter W. Emerson, Esq.
                             Kirkland & Ellis
                             200 E. Randolph Dr.
                             Chicago, IL 60601

or to such other address as either party may have furnished to the other in writing, except that changes of address shall only be effective upon receipt.

          13. Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original, but each of which together shall constitute one and the same document.

          14. Governing Law. This Agreement shall be governed by and construed in accordance with the internal laws of the State of Delaware, without giving effect to the principles of conflicts of laws thereof. Shareholder hereby submits to the non-exclusive jurisdiction of the Federal court located in Delaware in connection with any dispute related to the Agreement or any of the matters contemplated hereby.

          15. Binding Effect. This Agreement shall be binding upon, inure to the benefit of, and be enforceable by the successors, assigns, personal representatives, administrators, executors and heirs of the parties hereto. Nothing expressed or referred to in this Agreement is intended or shall be construed to give any person other than the parties to this Agreement, or their respective successors, assigns, personal represen tatives, administrators, executors and heirs any legal or equitable right, remedy or claim under or in respect of this Agreement or any provision contained herein. Each of the parities to this Agreement will be entitled to enforce its rights under this Agreement specifically, to recover damages by reason of any breach of any provision of this Agreement and to exercise all other rights to which it may be entitled. The parties agree and acknowledge that money damages are not an adequate remedy for breach of the provisions of this Agreement and that either party may in its sole discretion apply to any court of law or equity of competent jurisdiction for specific performance and/or injunctive relief in order to enforce or prevent any violations of the provisions of this Agreement.

          16. Entire Agreement. This Agreement, those documents expressly referred to herein and other documents executed by the parties in respect to the matters herein embody the complete agreement between the parties in respect to the matter herein and supersede and preempt any prior understandings, agreements or representatives by or among the parties, written or oral, which may have related to the subject matter hereof in any way. Buyer is not relying on any representations and warranties other than those specifically set forth in this Agreement.

          17. Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

          18. Further Assurances. Shareholder will, upon the request of Buyer, execute and deliver such documents and take such action reasonably deemed by Buyer to be necessary or desirable to more effectively complete and evidence the transactions contemplated by this Agreement.

          19. Miscellaneous. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. References to Sections, subsections and clauses refer to Sections, subsections and clauses of this Agreement unless otherwise stated.

          If you are in agreement with the terms of this letter, please execute a duplicate copy of this letter in the space provided below.

                                   Very truly yours,

                                   MADISON DEARBORN PARTNERS II, L.P.

                                   By: MADISON DEARBORN PARTNERS, INC.


                                   By   /s/ Benjamin D. Chereskin
                                      ---------------------------------
                                            Benjamin D. Chereskin

Agreed and Accepted
as of August 13, 1997:

   /s/ Lloyd L. Ross
-----------------------------
Lloyd L. Ross

                      MADISON DEARBORN PARTNERS II, L.P.
                           Three First National Plaza
                            Chicago, Illinois 60602


                                August 13, 1997


Mr. Jerry M. Smith
14621 Inwood Road
Dallas, Texas 75244

Dear Mr. Smith:

          This letter will set forth the mutual agreement between Madison Dearborn Partners II, L.P. ("Buyer") and you (you are sometimes referred to in this letter as the "Shareholder") regarding the possible purchase of the 704,700 of Common Stock (the "Option Shares") of Tuesday Morning Corporation (the "Company") directly or indirectly beneficially held by you (including 693,600 shares issuable upon exercise of stock options). On the basis of this Agreement and our preliminary review of the Company, Buyer has made a preliminary nonbinding proposal to the Company and has agreed to study and pursue making a Bona Fide Proposal (as such term is defined in a letter agreement between the Buyer and the Company of even date herewith). The preliminary nonbinding proposal contemplates that Buyer would acquire all of the outstanding Common Stock of the Company pursuant to a tender offer and/or merger between the Company and a direct or indirect subsidiary of Buyer, or a recapitalization of the Company having the same effect, in which the Company's shareholders other than Buyer would receive cash in the amount of $25.00 per share (the "Transaction"). In consideration of the foregoing, the parties agree as follows:

          1.   Grant of Option.

               (a) Shareholder hereby grants to Buyer an irrevocable option (the "Option") to purchase all of the Option Shares in the manner and at the purchase price set forth in Sections 2 and 3 of this Agreement. In consideration of the grant of the Option, Buyer agrees to pay Shareholder the sum of $1,000.

               (b) Shareholder shall immediately deliver certificates for the Option Shares (other than the shares issuable upon exercise of stock options) to Buyer for legending. After appropriate legends have been affixed, Buyer shall immediately deliver such certificates to NationsBank of Texas N.A. ("NationsBank") to be held in escrow until such time as either (i) Buyer exercises the Option or (ii) the Option expires unexercised. NationsBank shall hold the certificates representing the Option Shares pursuant to an escrow agreement which is mutually satisfactory to

     Buyer and Shareholder. The fees and expenses of NationsBank as escrow agent shall be shared evenly by Buyer, on the one hand, and Shareholder and Mr. Jerry Smith, on the other hand.

               (c) In the event that the Shareholder exercises any stock options, the shares issued upon such exercise shall be treated as Option Shares and subject to the rights of Buyer under this Agreement. The Shareholder shall be required to exercise all vested options if requested by Buyer in connection with Buyer's exercise of this Option under Section 2 below.

          2.   Exercise of Option.

               (a) The Option may be exercised by Buyer in whole at any time after the date of and before termination of this Agreement, provided that the closing pursuant to this Section 2 must occur on or prior to the Termination Date as defined in Section 8(a) (unless the Option is extended as provided in Section 8(b)). In the event Buyer wishes to exercise the Option, Buyer shall send a written notice to Shareholder (the "Exercise Notice") specifying the place, date and time for the closing of such purchase; provided that the closing shall occur on or prior to the third business day after the Exercise Notice is given (or, if later, on the third business day after all governmental clearances necessary for the closing have been obtained).

               (b) Buyer shall deliver an exercise notice under its option agreement with Mr. Lloyd L. Ross concurrently with its delivery of an Exercise Notice to the Shareholder.

               (c) Buyer's obligation to purchase the Option Shares upon any exercise of the Option shall be subject to (i) the truth and correctness in all material respects of Shareholder's representations and warranties contained in this Agreement as of the date specified for the closing of such purchase as though then made, (ii) the compliance by Shareholder in all material respects with each covenant and agreement contained in this Agreement, (iii) the expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "Hart-Scott Act"), and (iv) no injunction or restraining order prohibiting the purchase of the Option Shares being in effect. Upon request of Buyer, Shareholder shall promptly take all action required to effect all necessary filings by Shareholder under the Hart-Scott Act, and Buyer and Shareholder shall each use commercially reasonable efforts to obtain all consents and approvals necessary for the closing of the exercise of the Option.

               (d) At the closing, Shareholder will deliver to Buyer a certificate certifying the truth and correctness of Shareholder's representations and warranties contained in this Agreement as if made on the date of closing, and Buyer will deliver to Shareholder an officer's certificate certifying the truth and correctness of Buyer's representations and warranties contained in this Agreement as if made on the date of closing. No right to damages on the basis of breach of a representation or warranty shall be deemed to arise as a result of the entry of an Order as defined in Section 8(b).

          3. Purchase of Option Shares. At the closing under Section 2 of this Agreement, Shareholder, subject to the provisions hereof, shall deliver to Buyer the certificate or certificates representing the number of Option Shares being purchased in proper form for transfer, and Buyer will, subject to the provisions hereof, purchase such Option Shares at a price of $25.00 per Option Share in cash (the "Exercise Price"). Any payment made by Buyer pursuant to this paragraph shall be made by wire transfer of immediately available funds.

          4. Certain Option Adjustments. In the event of any dividend or distribution on the Company Common Stock or any change in the issued and outstanding shares of Company Common Stock by reason of any stock dividend, split-up, combination, recapitalization, merger or other change in the corporate or capital structure of the Company, Buyer shall be entitled to receive, upon exercise of the Option and upon payment of the Exercise Price, the stock or other securities, cash or property which Shareholder received or is entitled to receive as a consequence of such dividend, distribution or change.

          5.   Representations and Warranties of Buyer; No Solicitation of Sale.

               (a) Buyer represents and warrants to Shareholder that (i) Buyer is a corporation duly incorporated and in good standing under the laws of the State of Delaware and has the requisite corporate power to enter into and perform this Agreement; (ii) this Agreement has been duly authorized by all necessary corporate action on the part of Buyer and constitutes a legal, valid and binding obligation of Buyer, enforceable in accordance with its terms; (iii) Buyer is not subject to or obligated under any provision of (A) its Certificate of Incorporation or By-Laws, (B) any contract, (C) any license, franchise or permit, or (D) any order, judgment or decree, which would be breached or violated by its execution, delivery and performance of this Agreement and the consummation by it of the transactions contemplated hereby, other than any such breaches or violations which will not, individually or in the aggregate, have a material adverse effect on the business, operations or financial condition of Buyer; (d) other than in connection with or in compliance with the provisions of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the Hart-Scott Act and the securities or blue sky laws of the various states, no authorization, consent or approval of, or filing with, any public body, court or authority is necessary on the part of Buyer for the consummation by

     Buyer of the transactions contemplated by this Agreement, except for such authorizations, consents, approvals and filings as to which the failure to obtain or make would not, individually or in the aggregate, have a material adverse effect on the business, operations or financial condition of Buyer; and (e) if Buyer exercises the Option, it will purchase the Option Shares without any view to the subsequent disposition thereof otherwise than in accordance with applicable securities laws.

               (b) Prior to the exercise or termination of the Option, Buyer shall not solicit the sale of all or any substantial part of the Company's stock, assets or business or of the Option to any other party.

          6. Representations and Warranties of Shareholder; Restriction on Transfer.

               (a) Shareholder represents and warrants to Buyer that (i) Shareholder has full power and authority to enter into and perform this Agreement; (ii) this Agreement has been duly executed by Shareholder and constitutes a legal, valid and binding obligation of Shareholder, enforceable in accordance with its terms; (iii) Shareholder is not subject to or obligated under any provision of (A) any contract, (B) any license, franchise or permit, or (C) any order, judgment or decree which would be breached or violated by his execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby;
     (iv) other than in connection with or in compliance with the provisions of the Exchange Act, the Hart-Scott Act, and the securities or blue sky laws of the various states, no authorization, consent or approval of, or any filing with, any public body or authority is necessary for consummation by Shareholder of the transactions contemplated by this Agreement; (v) the Option Shares are not subject to any lien, encumbrance, security interest, charge, option or warrant other than pursuant to this Agreement; (vi) when delivered by Shareholder to Buyer upon exercise of the Option, good, legal and valid title in and to the Option Shares will be vested in Buyer, free and clear of any claims, liens, encumbrances, security interests and charges of any nature whatsoever (other than any such claims, liens, encumbrances, security interests or charges created solely by actions of Buyer, or arising out of contracts created by Buyer, and assuming all action required solely by Buyer to vest itself with good, legal and valid title in and to the Option Shares have been taken); (vii) the Option Shares constitute all of the Company Common Stock over which Shareholder possesses beneficial ownership or dispositive or voting power; (viii) to the best of Shareholder's knowledge and belief all reports filed by the Company with the Securities and Exchange Commission were each, as of their respective filing dates, complete and correct in all material respects and did not contain any untrue statements of material facts or omit to state material facts necessary to make the statements made, in light of the circumstances under which they were made, not misleading; and (ix) to the best of Shareholder's knowledge and belief, all statements and information made or given by the Company to its independent auditors in connection with their audit, or review, as the case may be, of the financial statements contained in the reports referred to in Section 6(a)(viii) were, when given or made, complete and correct and did not contain any untrue statements of material facts or omit to state material facts necessary to make the statements made, in light of the circumstances under which they were made, not misleading. The representations and warranties of Shareholder contained in clauses (viii) and (ix) of this Section 6(a) and any certificate confirming such representations and warranties shall terminate upon the exercise of the Option; all other representations and warranties shall survive the exercise of the Option.

               (b) Until and unless this Agreement has been terminated, Shareholder shall not sell, exchange, pledge, encumber or otherwise transfer or dispose of, or agree to sell, exchange, pledge, encumber or otherwise transfer or dispose of, any Option Shares, or any interest therein, except as permitted by this Agreement and except that Shareholder may during the 180-day period described in Section 8(a)(iii) sell to the public in transactions complying with Rule 144 as presently in force under the Securities Act of 1933 not more than 120,000 Option Shares so long as he (i) first offers, at least two business days before the proposed sale, to sell the Option Shares to be sold to Buyer (or its designated affiliate) at a price equal to the anticipated sale proceeds of such shares, net of brokerage commissions, and (ii) if the Option Shares are not purchased by Buyer (or one of its affiliates) pursuant to clause (i), makes arrangements reasonably satisfactory to Buyer to pay to Buyer (or its designated affiliate) the excess if any of the sale proceeds from the Rule 144 sale, net of brokerage commissions, over $25.00 per share.

          7.   Irrevocable Proxy; Agreement to Tender.

               (a) Shareholder hereby appoints Buyer and the officers of Buyer, and each of them, with full power of substitution in the premises, his proxy to vote all Option Shares at any meeting, general or special, of the shareholders of the Company for the purpose of (i) approving the Transaction, (ii) considering any issue or matter relating to, or necessary or desirable for consummation of, the Transaction or (iii) considering any issue or matter which, in the judgment of Buyer, would hinder or adversely affect consummation of the Transaction (including without limitation any issue or matter relating to any Acquisition Proposal). The foregoing notwithstanding, this proxy shall only be effective (i) if and when the Transaction has been approved by the Company's board of directors (provided that any subsequent reversal of approval of the Transaction, withdrawal of support for the Transaction or recommendation of an Acquisition Proposal shall not terminate this proxy) and (ii) if the value to the Company's shareholders in the Transaction is at least $25.00 per share.

               (b) Shareholder hereby appoints Buyer and the proper officers of Buyer, and each of them, with full power of substitution in the premises, his true and lawful attorneys-in-fact to execute one or more consents or other instruments from time to time in order to take such actions informally in connection with the matters described in Section 7(a), without the necessity of a meeting of the shareholders of the Company.

               (c) The proxy and power of attorney granted herein shall be irrevocable during the term of this Agreement, shall be deemed to be coupled with an interest and shall revoke all prior proxies and powers of attorney granted by Shareholder.

               (d) Shareholder shall not grant any proxy or power of attorney to any person which conflicts with the proxy and power of attorney granted herein and any attempt to do shall be void.

               (e) If the potential transaction includes a tender offer by Buyer or one of its affiliates at least $25.00 per share in cash for all of his shares (the "Offer"), the Shareholder hereby agrees to validly tender (and not to withdraw) pursuant to and in accordance with the terms of the Offer, not later than the fifth business day after commencement of the Offer, the Option Shares. The Shareholder hereby acknowledges and agrees that the offeror's obligation to accept for payment and pay for Option Shares in the Offer will be subject to the terms and conditions of the Offer.

               (f) The Shareholder hereby agrees to permit Buyer and its affiliates to publish and disclose in the Offer documents and, if Company stockholder approval is required under applicable law, any proxy statement in connection therewith (including all documents and schedules filed with the Securities and Exchange Commission) his identity and ownership of the Option Shares and the nature of his commitments, arrangements and understandings under this Agreement.

               (g) The Shareholder hereby waives any rights of appraisal or rights to dissent from the Transaction that the Shareholder may have.

          8.   Termination.

               (a) Unless the Option has been previously exercised or extended as provided in Section 8(b), this Agreement shall terminate at 5:00 p.m. Chicago time on (the "Termination Date") the first to occur of (i) the date of Buyer's notification to the Company, of which it will send a copy to Shareholder, to the effect that Buyer is no longer interested in pursuing a possible acquisition of the Company,

     (ii) September 30, 1997 if Buyer has not by such time made a Bona Fide Proposal, (iii) if the Buyer has made a Bona Fide Proposal by the date specified in clause (ii) above, the later of (A) 180 days after the date Buyer's Proposal was made (or, if later, 180 days after the date of the Definitive Agreement) or (B) if an Acquisition Proposal is made or announced, then 360 days after the date Buyer's Proposal was made (or, if later, 360 days after the date of the Definitive Agreement) or (iv) the date on which the Definitive Agreement terminates in accordance with its terms due to mutual agreement of the parties thereto or breach by Buyer or its affiliates of the Definitive Agreement or the entry of a final nonappealable order permanently enjoining the acquisition of the Company pursuant to the Definitive Agreement. The time periods set forth in clauses
     (ii) and (iii) shall be extended by an amount of time equal to any delay due, in the reasonable judgment of Buyer, to (x) lack of cooperation by the Company after notice by Buyer to the Company of such lack of cooperation or
     (y) failure by the Company to negotiate a transaction in good faith after notice by Buyer to the Company of such failure. The time period in clause
     (iii) shall be extended by an amount of time equal to any delays beyond the reasonable control of Buyer in obtaining any required regulatory approvals in connection with the transaction. As used herein, "Acquisition Proposal" means any proposal or offer for a sale of all or any substantial part of the Company's stock, assets or business in any form of transaction other than to Buyer or one of its affiliates, which proposal in the reasonable judgment of Buyer (A) is reasonably capable of being completed and (B) would, if consummated, be at least as favorable to the Company's stockholders as the transaction described in the Bona Fide Proposal. As used herein, "Definitive Agreement" means the definitive acquisition agreement which may be entered into between the Company and the Buyer (or one of its Affiliates).

               (b) Notwithstanding anything in this Agreement to the contrary, the Termination Date and period during which the Option is exercisable can be extended, by the Buyer's election, by up to three months after the date this Agreement would otherwise terminate, if on the date this Agreement would otherwise terminate, a temporary restraining order or a preliminary or permanent injunction order entered by any court restrains or prohibits the exercise of the Option by Buyer (collectively an "Order"). Buyer and Shareholder shall use commercially reasonable efforts to cause any such Order to be vacated or dissolved promptly. Buyer's election to extend the Option as provided in the preceding sentence shall be made in writing to Shareholder no later than the close of business on the Termination Date. Upon the making of such election, Buyer shall place into escrow (pursuant to an escrow agreement and with a bank mutually satisfactory to Buyer and Shareholder acting as escrow agent) by wire transfer the Exercise Price in immediately available funds, against concurrent deposition in escrow by the Shareholder of a certificate or certificates representing the Option Shares in proper form for transfer. All funds placed in escrow shall be invested in interest bearing accounts or instruments. Such escrow agreement shall provide that the funds and documents placed in escrow shall be distributed in the following manner:

                    (i) if written notice is received by the escrow agent from Buyer prior to the Termination Date, as extended, to the effect that the Order has been vacated or dissolved, and that Buyer has provided Shareholder with such notice at least three business days prior to providing such notice to the escrow agent, then within two business days thereafter, the escrow agent shall distribute the Option Shares in proper form for transfer to the Buyer and the escrowed funds with interest earned thereon to the Shareholder; and

                    (ii) if the escrow agent shall not have received the notice described in the preceding clause prior to the Termination Date, as extended, then on the first business day after the Termination Date, as extended, it shall distribute the escrowed funds together with interest earned thereon to the Buyer and distribute the Option Shares to the Shareholder.

          If the Order has been vacated or dissolved prior to the close of business on the Termination Date, as extended, the Option shall be deemed to have been exercised as of the date such Order was vacated or dissolved.

          9. Expenses. All costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expenses.

          10. Certain Covenants. Shareholder agrees to use his reasonable best efforts (i) after the Company and Buyer reach a definitive agreement with respect to the Transaction and the board agrees to recommend such agreement, to support, encourage and facilitate the Transaction and to negotiate and enter into a reasonable post-closing employment agreement, and (ii) to assure that Buyer and its representatives and agents have reasonable access to the Company's facilities, employees, books and records, subject to any confidentiality agreement executed by Buyer or any of its affiliates. Nothing in this Section 10 shall require Shareholder to take or fail to take any action which, on the oral advice of counsel reasonably acceptable to Buyer, would, as a matter of law, have a significant probability of causing a breach of any fiduciary duty of Shareholder to the Company. Shareholder agrees to provide reasonable notice to Buyer in advance of taking or failing to take any action on the basis that such action would breach his fiduciary duty and to make such counsel available to discuss with counsel for Buyer the basis for its opinion to Shareholder.

          11. Amendment; Assignment. This Agreement may not be modified, amended, altered or supplemented except by a writing signed by Buyer and Shareholder.

No party to this Agreement may assign any of its rights or obligations under this Agreement without the prior written consent of the other parties hereto, except that the rights and obligations of Buyer hereunder may be assigned by Buyer to any affiliate of Buyer or any company to which Buyer or its affiliates have provided or will provide substantial financing, but no such transfer shall relieve Buyer of its obligations hereunder if such transferee does not perform such obligations.

          12. Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given in person, by telegram or facsimile (receipt verified), or sent by registered or certified mail (postage prepaid, return receipt requested), and shall be deemed to have been duly given if so given, to the respective parties as follows:

          To Shareholder at the address set forth on page 1 of this Agreement, with a copy to:

                             _____________________
                             _____________________
                             _____________________
                             _____________________
                             _____________________

          To Buyer at the address set forth on page 1 of this Agreement to the attention of William J. Hunckler III with a copy to:

                             Carter W. Emerson, Esq.
                             Kirkland & Ellis
                             200 E. Randolph Dr.
                             Chicago, IL 60601

or to such other address as either party may have furnished to the other in writing, except that changes of address shall only be effective upon receipt.

          13. Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original, but each of which together shall constitute one and the same document.

          14. Governing Law. This Agreement shall be governed by and construed in accordance with the internal laws of the State of Delaware, without giving effect to the principles of conflicts of laws thereof. Shareholder hereby submits to the non-exclusive jurisdiction of the Federal court located in Delaware in connection with any dispute related to the Agreement or any of the matters contemplated hereby.

          15. Binding Effect. This Agreement shall be binding upon, inure to the benefit of, and be enforceable by the successors, assigns, personal representatives, administrators, executors and heirs of the parties hereto. Nothing expressed or referred to in this Agreement is intended or shall be construed to give any person other than the parties to this Agreement, or their respective successors, assigns, personal represen tatives, administrators, executors and heirs any legal or equitable right, remedy or claim under or in respect of this Agreement or any provision contained herein. Each of the parities to this Agreement will be entitled to enforce its rights under this Agreement specifically, to recover damages by reason of any breach of any provision of this Agreement and to exercise all other rights to which it may be entitled. The parties agree and acknowledge that money damages are not an adequate remedy for breach of the provisions of this Agreement and that either party may in its sole discretion apply to any court of law or equity of competent jurisdiction for specific performance and/or injunctive relief in order to enforce or prevent any violations of the provisions of this Agreement.

          16. Entire Agreement. This Agreement, those documents expressly referred to herein and other documents executed by the parties in respect to the matters herein embody the complete agreement between the parties in respect to the matter herein and supersede and preempt any prior understandings, agreements or representatives by or among the parties, written or oral, which may have related to the subject matter hereof in any way. Buyer is not relying on any representations and warranties other than those specifically set forth in this Agreement.

          17. Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

          18. Further Assurances. Shareholder will, upon the request of Buyer, execute and deliver such documents and take such action reasonably deemed by Buyer to be necessary or desirable to more effectively complete and evidence the transactions contemplated by this Agreement.

          19. Miscellaneous. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. References to Sections, subsections and clauses refer to Sections, subsections and clauses of this Agreement unless otherwise stated.

          If you are in agreement with the terms of this letter, please execute a duplicate copy of this letter in the space provided below.

                                   Very truly yours,

                                   MADISON DEARBORN PARTNERS II, L.P.

                                   By: MADISON DEARBORN PARTNERS, INC.


                                   By   /s/ Benjamin D. Chereskin
                                      ----------------------------------
                                            Benjamin D. Chereskin

Agreed and Accepted
as of August 13, 1997:

  /s/ Jerry M. Smith
----------------------------
Jerry M. Smith

                                                                       EXHIBIT B
                                                                       ---------

                       MADISON DEARBORN PARTNERS II, L.P.


                                August 13, 1997


Tuesday Morning Corporation
14621 Inwood Road
Dallas, Texas 75244

Gentlemen:

     As we have discussed with your financial advisors, based upon a preliminary review the undersigned is interested in evaluating a possible acquisition by tender offer and/or merger of Tuesday Morning Corporation (the "Company"), or a recapitalization of the Company having the same effect, in which the shareholders of the Company would receive cash in the amount of $25.00 per share of Company common stock. The terms of such acquisition would include the following:

     (a) The Company's representations would not survive the closing and its shareholders would have no personal liability under the acquisition agreement.

     (b) Directors and officers insurance for the Company's current directors and officers would be continued for six years after the closing; provided that the Company would not be required to spend more than 200% of the current premium to maintain coverage.

     (c) All of the holders of Company's common stock and currently outstanding options thereon (whether or not vested) would receive the acquisition consideration.

     (d) Lloyd L. Ross would continue with the Company as Chairman of the Board, and he would be employed as a consultant for two (2) years. Jerry M. Smith would continue with the Company as its CEO for three (3) years.

     (e) The undersigned and/or its affiliates would invest at least $115 million in equity in the transaction.

     (f) The definitive acquisition agreement would provide for a breakup fee equal to 3% of the total cash to be paid to the Company's shareholders and optionees. The definitive acquisition agreement would also contain expense reimbursement provisions similar to those set forth in Section 2 below, but the limitation on reimbursement of expenses in Section 2 would be increased to (i) for all expenses other than financial commitment fees, $1.5 million plus (ii) for financial commitment fees, an amount to be determined which will equal the amount of normal and customary commitment fees for commitments of the type and amount to be obtained.

     (g) The expiration date under the definitive acquisition agreement would be 180 days after that agreement is executed.

     (h) The undersigned shall furnish commitment letters from reputable institutions for the remainder of the financing. Such letters may provide that they will only become effective upon the signing of the definitive acquisition agreement. The undersigned's obligation to close the transaction would be contingent upon consummation of the transactions contemplated by the commitment letters.

     A formal proposal which includes the terms set forth above is referred to as a "Bona Fide Proposal." The Bona Fide Proposal will not include a due diligence closing condition.

     In order to induce the undersigned to proceed with its investigation of such possible transaction, the Company has agreed as follows:

     1. The Company will permit, and cause its officers, key employees and advisors to permit, the undersigned, its potential financing sources and its and their affiliates and advisors full access to the Company's books and records, facilities, key personnel and independent accountants in connection with their due diligence review. The undersigned will continue to be bound by its confidentiality agreement with the Company.

     2. The Company will promptly reimburse the undersigned and its affiliates for reasonable out-of-pocket fees and expenses incurred after the date of this letter in connection with the possible transaction (including without limitation fees and expenses of advisors, counsel, accountants, lenders and lenders' counsel and governmental filing fees). If the undersigned does not make a Bona Fide Proposal, then such reimbursement shall be limited to $250,000; provided that no such reimbursement shall be required if Buyer shall have exercised the options referred to in Section 5(i) below. If the undersigned makes a Bona Fide Proposal, then such reimbursement shall be limited to $1,000,000. Reimbursement under the preceding sentence shall be required whether or not Buyer exercises the options.

     3. All press releases and other public announcements and statements by or on behalf of the Company regarding the possible transaction will be provided to the undersigned reasonably in advance of publication.

     4. Until September 30, 1997 (or, if the undersigned makes a Bona Fide Proposal, then until the 15th business day after the date such Proposal is made), the Company will not (and will cause each of its employees, officers, directors, advisors, agents or other persons acting on its behalf not to) solicit, initiate, or encourage any inquiries or proposals that constitute, or could reasonably be expected to lead to, a proposal or offer for a sale of all or any substantial part of the Company's stock, assets or business, in whatever form of transaction, other than to the Buyer or one of its affiliates (an "Acquisition Proposal"), or provide any information to any other person or entity concerning the Company (other than information which the Company provides to other persons in the ordinary course of its business, so long as the Company has no reason to believe that such information will be used to make or evaluate an Acquisition Proposal, or as required by law) or agree to or recommend any Acquisition Proposal; provided, however, that nothing in this Agreement shall prevent the Company or its Board of Directors from responding to unsolicited proposals from third parties, if and only to the extent that the Board of Directors believes in good faith (after consultation with its financial advisor) that such Acquisition Proposal is reasonably capable of being completed on the terms proposed and would, if consummated, result in a transaction more favorable to the Company's stockholders than the transaction described herein and the Board of Directors determines in good faith after consultation with outside legal counsel that such action is necessary for the Board to comply with its fiduciary duties to stockholders under Delaware law. The Company shall notify the undersigned immediately after receipt of any Acquisition Proposal, any inquiry concerning or indication of interest in making an Acquisition Proposal or any request for nonpublic information in connection therewith. Such notice shall indicate in reasonable detail the identity of the offeror and the terms and conditions of such proposal, inquiry or contact. The Company shall continue to keep the undersigned informed, on a current basis, of the status of any such proposal.

     5.  As a further inducement, the Company represents to the undersigned that
(i) either Section 203 of the Delaware General Corporation Law is not applicable to the Company or the Company's board of directors has approved under Section 203 the grant to the undersigned of options and proxies by agreements of even date with Lloyd L. Ross and Jerry M. Smith covering their shares and (ii) the Company does not have a shareholders rights plan.

     6. Sections 1 and 3 above shall terminate at the same time as the Company's obligations under Section 4 terminate. Sections 2 and 5 above shall survive forever.

     If the foregoing accurately sets forth our agreement, please sign and return the enclosed copy.

                                     Very truly yours,

                                     MADISON DEARBORN PARTNERS II, L.P.

                                     By: MADISON DEARBORN PARTNERS, INC.


                                     By    /s/ Benjamin D. Chereskin
                                        ----------------------------
AGREED:                                      Benjamin D. Chereskin

TUESDAY MORNING CORPORATION

By   /s/ Lloyd L. Ross
   -------------------------

                                                                       EXHIBIT C
                                                                       ---------

                      SCHEDULE 13D JOINT FILING AGREEMENT

          The undersigned and each other person executing this joint filing agreement (this "Agreement") agree as follows:

          (i) The undersigned and each other person executing this Agreement are individually eligible to use the Schedule 13D to which this Exhibit is attached and such Schedule 13D is filed on behalf of the undersigned and each other person executing this Agreement; and

          (ii) The undersigned and each other person executing this Agreement are responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of the undersigned or any other person executing this Agreement is responsible for the completeness or accuracy of the information statement concerning any other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

          This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but all of which, taken together, shall constitute one and the same instrument.

                           *     *     *     *     *

Date: August 22, 1997

                              Madison Dearborn Capital Partners II, L.P.
                              By: Madison Dearborn Partners II, L.P.
                              Its: General Partner
                              By: Madison Dearborn Partners, Inc.
                              Its: General Partner



                              By:   /s/ Benjamin D. Chereskin
                                   -----------------------------
                              Print Name: Benjamin D. Chereskin
                              Title: Vice President

                              Madison Dearborn Partners II, L.P.
                              By: Madison Dearborn Partners, Inc.
                              Its: General Partner



                              By:   /s/ Benjamin D. Chereskin
                                   -----------------------------
                              Print Name: Benjamin D. Chereskin
                              Title: Vice President


                              Madison Dearborn Partners, Inc.


                              By:   /s/ Benjamin D. Chereskin
                                   -----------------------------
                              Print Name: Benjamin D. Chereskin
                              Title: Vice President